PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance

05007685

United States Securities and
Exchange Commission
WASHINGTON, DC 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
APR 2 2 2005
WASH. D.C. 185 SECTION

April 12, 2005

SUPPL

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531**. Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

PROCESSED
MAY 0 6 2005
THOMSON
FINANCIAL

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

5/6

File n° 82-3531

FIAT Koç TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş. PSA PEUGEOT CITROËN

Press release

31st March, 2005

Fiat, PSA Peugeot Citroën and Tofas Sign Cooperation Agreement to Develop and Produce Small, Entry-Level Light Commercial Vehicles

Sergio Marchionne, CEO of Fiat, Jean-Martin Folz, CEO of PSA Peugeot Citroën, Mustafa V. Koç, Chairman of Koç Holding & Tofas and Diego Avesani, CEO of Tofas signed today a cooperation agreement to jointly develop and produce small entry-level light commercial vehicles for the European market.
Scheduled for rollout in 2008, the new vehicles will extend the current Fiat, Peugeot and Citroën product ranges.

In response to anticipated changes in the entry level segment of the European light commercial vehicle market, PSA Peugeot Citroën, Fiat and Tofas are introducing an innovative small vehicle concept to extend their current commercial vehicle lineups.

The three partners' objective is to design a compact, economical, multi-purpose commercial vehicle that will be modern, sturdy and attractive.

Powered by especially fuel-efficient engines, it will enable the partners to proactively meet the expected growth in the entry-level segment with a range of particularly affordable vehicles. The new models will deliver effective environmental and mobility solutions for business use in metropolitan areas, as well as excellent highway performance.

With the active support of PSA Peugeot Citroën and Fiat, Tofas will be in charge of coordinating the development and production of the future models based on a new platform. The vehicles will be produced at Tofas' plant in Bursa, Turkey. The annual production capacity for these vehicles will be of 135,000 units, of which two-thirds for PSA Peugeot Citroën and one-third for Fiat, including Tofas.

Total investment, including research and development and production start-up costs, is estimated at roughly €350 million.

File no 82-3531

FIAT | Koç | TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş. | PSA PEUGEOT CITROËN

Communiqué de presse

31 mars 2005

Fiat, PSA Peugeot Citroën et Tofas signent un accord de coopération pour le développement et la production de petits véhicules utilitaires d'entrée de gamme

Sergio Marchionne, Administrateur Délégué de Fiat, Jean-Martin Folz, Président de PSA Peugeot Citroën, Mustafa V. Koç, Président de Koç Holding & Tofas et Diego Avesani, Directeur Général de Tofas ont signé, ce jour, un accord de coopération pour développer et produire en commun des petits véhicules utilitaires d'entrée de gamme, conçus pour le marché européen.
Cette nouvelle offre de véhicules viendra compléter les gammes des trois marques Fiat, Peugeot et Citroën. La commercialisation démarrera en 2008.

Afin de répondre à une évolution attendue du segment des petits véhicules utilitaires d'entrée de gamme en Europe, PSA Peugeot Citroën, Fiat et Tofas ont décidé d'introduire sur le marché un concept novateur de véhicules de petite taille, en complément des modèles actuels des gammes utilitaires.

Les trois partenaires ont pour objectif de concevoir un petit véhicule utilitaire compact, économique et polyvalent. Il sera à la fois moderne, robuste et esthétique, et doté de motorisations particulièrement sobres.

Les partenaires sauront ainsi accompagner la croissance de ce segment de marché dans le domaine des véhicules utilitaires légers avec une offre de véhicules à prix particulièrement attrayants. En terme d'environnement et de mobilité, ils apporteront des réponses bien adaptées aux utilisations professionnelles dans les grands centres urbains, tout en offrant un excellent comportement routier.

Avec la participation active des deux groupes PSA Peugeot Citroën et Fiat, Tofas aura en charge la coordination du développement et de l'industrialisation des futurs modèles, sur la base d'une nouvelle plate-forme. Ces véhicules seront produits dans l'usine de Tofas située à Bursa, en Turquie. La capacité de production annuelle pour ces véhicules sera de 135 000 unités, dont 2/3 pour les besoins de PSA Peugeot Citroën et 1/3 pour ceux de Fiat, incluant Tofas.

L'enveloppe globale de l'investissement (y compris frais de développement et d'industrialisation) du projet est estimée à environ 350 millions d'euros.

File n° 82- 3531

PSA PEUGEOT CITROËN

Financial Information

April 12, 2005

Peugeot S.A. – Supervisory Board Meeting of April 12, 2005

At its meeting today, the Supervisory Board of Peugeot S.A. approved the resolutions proposed by the Managing Board, which will be submitted to stockholders at the Annual Meeting on May 25, 2005.

The proposed dividend of 1.35 euro per share is unchanged from the prior year and corresponds to a payout ratio of 24.2% of consolidated net income. It will be paid on June 1, 2005.

In addition, stockholders will be asked to approve a new share buyback program. It will concern a maximum of 24 million shares of Peugeot S.A. common stock, or, as in previous years, around 10% of shares outstanding. In addition, stockholders will be asked to approve the cancellation of Peugeot S.A. shares held by the Group in treasury.

Stockholders will also be asked to re-elect Marie-Hélène Roncoroni, Pierre Banzet, Jean-Louis Masurel and Jean-Paul Parayre as members of the Supervisory Board for a six-year term.

File no 82-3531

PSA PEUGEOT CITROËN

Communication Financière

Paris, le 12 avril 2005

Peugeot S.A. - Conseil de Surveillance du 12 avril 2005

Le Conseil de Surveillance de Peugeot S.A., réuni le 12 avril 2005, a approuvé les résolutions proposées par le Directoire et qui seront présentées à l'Assemblée Générale des actionnaires du 25 mai 2005.

Le dividende proposé de 1,35 euro par action est inchangé par rapport à celui de l'exercice précédent et correspond à un taux de distribution de 24,2 % du résultat net consolidé. Il sera réglé le 1er juin 2005.

L'Assemblée Générale aura, par ailleurs, à approuver le renouvellement du programme de rachat d'actions. Il portera sur un volume maximal de 24 millions de titres Peugeot S.A., soit environ 10 % des actions en circulation, comme les années précédentes. Elle sera également appelée à autoriser l'annulation des titres Peugeot S.A. détenus par le groupe.

Il sera enfin proposé à l'Assemblée Générale le renouvellement, pour une durée de six ans, des mandats de Mme Marie-Hélène Roncoroni, M. Pierre Banzet, M. Jean-Louis Masurel et M. Jean-Paul Parayre.